Frost Family of Funds

One Freedom Valley Drive

Oaks, Pennsylvania 19456

April 25, 2019

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Raymond Be, Esq. Kathy Churko

Re:	Frost Family of Funds (the “Trust”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-230339)

Dear Mr. Be and Ms. Churko:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Trust hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of the Trust, which was filed on April 25, 2019, be accelerated so that such Pre-Effective Amendment will become effective at 12:00 p.m., Eastern Time, on April 26, 2019, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

FROST FAMILY OF FUNDS	SEI INVESTMENTS DISTRIBUTION CO.

/s/ Dianne M. Descoteaux	/s/ John Munch
By: Dianne M. Descoteaux	By: John Munch
Title: Vice President and Assistant Secretary	Title: General Counsel

Signatures Page – Request for Acceleration